January 29, 2008
Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wm. Wrigley Jr. Company Definitive Proxy Statement on Schedule 14A Filed: February 13, 2007 File No.: 001-00800
Dear Ms. Moncada-Terry:
Reference is made to the letter dated January 18, 2008 addressed to William D. Perez, the Chief Executive Officer of Wm. Wrigley Jr. Company, a Delaware corporation (the “Company”), from the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced proxy statement (the “Proxy Statement”) of the Company (the “Comment Letter”).
On behalf of the Company, I am writing to respond to the Comment Letter. For the convenience of your review, set forth below are the comments contained in the Comment Letter followed by the Company’s responses.
Compensation Discussion and Analysis, page 14
Setting Executive Compensation, page 14
1.	We note your response to our prior comment 4 and reissue the comment. Many of the items referenced in our comment remain unaddressed. For example, while you note that “individual experience level and/or performance dictates a deviation...from th[e] benchmark,” you do not explain which specific aspects of the named executive officers’ experience level and performance resulted in deviations from the benchmark in 2006. Please confirm that you will do so in future filings. Please also confirm you will disclose in future filings the information you provided in your response to our prior comment 4. You should also discuss the impact of financial performance on compensation decisions. Further, it is unclear which factors were considered in establishing the 2006 EICP performance target awards and how payouts were ultimately determined or the import of the alternatives provided by Hewitt Associates in the committee’s compensation determinations in 2006. Please confirm you will provide such information, to the extent applicable, in future filings.

Ms. Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
January 29, 2008

We will provide such information, to the extent applicable, in future filings.

2.	In response to our prior comment 4, you state that the “range of compensation that can be awarded...to...any named executive officer, is based upon the employee’s grade level.” To the extent applicable, please provide in future filings a detailed discussion of how grade levels are established and how grade levels factor into the determination of the level and type of compensation awarded.

In future filings we will provide a detailed discussion of how grade levels are established and how grade levels factor into the determination of the level and type of compensation awarded, to the extent applicable.
Base Salary, page 16
3.	Please confirm that, to the extent applicable, you will comply with our prior comment 8 in future filings.

To the extent applicable, we will comply with your prior comment 8 in future filings.
Executive Compensation Program, page 17
4.	We note your response to our prior comment 10 and reissue the comment. You assert that the disclosure of the omitted targets will result in your competitors determining your internal cost per unit and realization rate per unit. It is unclear how you reached this conclusion. Please further elaborate on your analysis of competitive harm. Each assertion of potential competitive harm should be accompanied with a detailed discussion explaining the reasons for that assertion.

As noted in our response letter to the SEC dated November 2, 2007, we measure volume by a proprietary measure called a “standard serving unit”. Disclosure of our volume targets and actual results would result in competitive harm because our competitors will be able to determine our internal cost per unit and realization rate per unit and then use such information to our detriment as described below.

Internal cost per standard serving unit can be calculated by dividing cost of sales, as reported in our audited financial statements, by volume. Realization rate per standard serving unit can be calculated by dividing gross profit, as reported in our audited financial statements, by volume. Disclosure of this realization rate and internal cost per unit would result in competitive harm to the Company because it would give competitors important and useful insight into our minimum required unit pricing levels in order to maintain our profitability. This would allow our competitors to reduce prices below our minimum required unit pricing levels, causing a pricing response from us that would ultimately reduce our profitability, resulting in reduced returns for our investors. Our customers could also use this same information when negotiating discounts on our products to similar effect.

Ms. Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
January 29, 2008

As noted in our response letter dated November 2, 2007, at times we set our EICP targets of earnings per share, sales and return on invested capital without taking into account certain pending or anticipated non-public events. The disclosure of our targets after the close of the fiscal year may allow a competitor to determine the impact of these non-public events because they will be included in our earnings per share and revenue reported for the year in our audited financial statements and would not have been included in our target earnings per share which would be included in our proxy statement. As such, we consider our target earnings per share as well as our target sales and return on invested capital to be confidential financial measures.

For example, if the Company were in the process of negotiating an acquisition at the time that the targets are set under our EICP, the Compensation Committee might exclude the earnings (or losses) that would be generated from the acquisition from the EICP targets. Assuming the acquisition is completed, at the end of the year, we would report our financial results which would contain our year-end sales results as well as our year-end earnings per share. The year-end sales results and earnings per share would include the results of the acquisition. However, the target earnings per share that we would be reporting in our proxy statement as well as the actual earnings per share for purposes of computing the EICP payout would not take the results of the acquisition into account. By simply comparing the actual EICP earnings per share reported in the proxy statement to the earnings per share reported in our year-end financial results, a competitor would be able to determine the profitability (or lack of profitability) of the acquired business.

A competitor could then use this information to determine the relative profitability of the acquisition and, if the acquisition is in a product line which the Company is just entering, the competitor would be able to determine how the Company is performing in this product line. If an acquisition was profitable, this could lead to increased competition and lower profit margins for the Company as we increase costs or reduce pricing to compete, resulting in reduced return to our investors.

Disclosure of this information can also impact our ability to make future acquisitions within that product line because competitors will become aware of the relative profitability and may attempt to acquire companies which we are trying to acquire, thereby increasing the cost of these acquisitions for the Company. Access to information which we would not otherwise disclose to the public regarding the relative profitability of a product line may also signal to our competitors areas into which we plan on expanding.

Thus, in our case, the disclosure of our target, minimum and maximum levels under our EICP program would result in competitive harm to the Company. In accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company considers this information to be confidential commercial and financial information.

Ms. Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
January 29, 2008

Summary Compensation Table, page 24
5.	We note that no weight is assigned to the review of tally sheets. Please explain why the committee reviews tally sheets and discuss whether the tally sheets are taken into account in determining the level and type of compensation awarded to named executive officers.

While no specific weight is assigned to the tally sheets, the tally sheets present the compensation committee with specific dollar amounts for all components of compensation, showing each named executive officer’s annual total compensation as well as the individual’s accumulated wealth calculated using various prices for the Company’s Common Stock. The tally sheets are not currently used to determine either the amount or type of current compensation that is awarded to a named executive officer but rather is used by the Compensation Committee to assess the overall reasonableness of its past compensation decisions.
Potential Payments Upon Termination and Change of Control, page 33
6.	Please confirm that, to the extent applicable, you will comply with our prior comment 16 in future filings.

To the extent applicable, we will comply with prior comment 16 in future filings.
In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me with any questions you may have. My phone number is (312) 645-4223.
Sincerely,
/s/ Howard Malovany

Howard Malovany
Senior Vice President, Secretary and
General Counsel

4